Exhibit 99.1

SHENGFENG DEVELOPMENT LIMITED

INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SHENGFENG DEVELOPMENT LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

	As of	As of
	June 30, 2024	December 31, 2023
Assets

Current Assets:
Cash and cash equivalents	$11,176	$26,725
Restricted cash	3,526	2,568
Notes receivable	6,272	7,496
Accounts receivable, net	107,270	97,698
Due from related parties	41	81
Prepayments and other current assets, net	30,911	14,537
Total Current Assets	159,196	149,105

Property and equipment, net	43,216	41,069
Intangible assets, net	11,777	12,160
Operating lease right-of-use assets, net	15,832	18,020
Long-term investments	1,898	1,913
Deposit for investment	10,664	8,471
Deferred tax assets	5,330	6,247
Other non-current assets	15,865	28,853
Total Assets	$263,778	$265,838

Liabilities and Equity

Current Liabilities
Notes payable	$10,524	$8,471
Accounts payable	56,840	60,584
Short-term bank loans	35,907	36,130
Due to related parties	1,751	1,704
Salary and welfare payables	2,328	4,636
Accrued expenses and other current liabilities	6,129	16,258
Operating lease liabilities, current	5,494	6,315
Tax payables	3,181	2,278
Total Current Liabilities	122,154	136,376

Long-term bank loans	9,160	-
Operating lease liabilities, non-current	9,544	10,899
Deferred tax liabilities	3,556	4,254
Other non-current liabilities	1,768	1,996
Total Liabilities	146,182	153,525

Commitments and Contingencies	-	-

Equity
Class A ordinary share, $0.0001 par value, 400,000,000 shares authorized; 40,617,513 shares issued and outstanding as of June 30, 2024 and December 31, 2023 *	4	4
Class B ordinary share, $0.0001 par value, 100,000,000 shares authorized; 41,880,000 shares issued and outstanding as of June 30, 2024 and December 31, 2023*	4	4
Additional paid-in capital	83,762	83,762
Statutory reserves	4,854	4,854
Retained earnings	31,725	26,689
Accumulated other comprehensive loss	(8,046)	(7,366)
Total Shengfeng Development Limited’s Shareholders’ Equity	112,303	107,947

Non-controlling Interests	5,293	4,366
Total Equity	117,596	112,313
Total Liabilities and Equity	$263,778	$265,838

*	Shares and per share data are presented on a retroactive basis to reflect the reorganization described herein.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SHENGFENG DEVELOPMENT LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

	For the Six Months Ended June 30,
	2024	2023

Revenues
Transportation	$217,450	$173,989
Warehouse storage management service	8,274	9,315
Others	1,407	1,667
Total revenues	227,131	184,971

Cost of revenues	(206,046)	(162,195)
Gross profit	21,085	22,776

Operating expenses
Selling and marketing	(2,861)	(3,336)
General and administrative	(11,669)	(10,976)
Total operating expenses	(14,530)	(14,312)
Income from operations	6,555	8,464

Other income (expense)
Interest income	46	61
Interest expense	(879)	(982)
Other (expense) income, net	(73)	329
Income before income taxes	5,649	7,872

Provision for income taxes	(637)	(1,409)
Net income	5,012	6,463

Less: (loss) income attributable to non-controlling interests	(24)	19
Net income attributable to Shengfeng Development Limited’s shareholders	$5,036	$6,444

Comprehensive income
Net income	5,012	6,463
Foreign currency translation adjustment	(710)	(4,049)
Total comprehensive income	4,302	2,414

Less: comprehensive loss attributable to non-controlling interests	(54)	(139)
Total comprehensive income attributable to Shengfeng Development Limited	$4,356	$2,553

Weighted average shares outstanding used in calculating basic and diluted earnings per share:
Class A and Class B ordinary shares - Basic and diluted*	82,497,513	81,166,851

Earnings per share
Class A and Class B ordinary shares - Basic and diluted*	$0.06	$0.08

*	Shares and per share data are presented on a retroactive basis to reflect the reorganization described herein.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SHENGFENG DEVELOPMENT LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

	Class A Ordinary Shares ($0.0001 par value)		Class B Ordinary Shares ($0.0001 par value)		Additional paid-in	Statutory	Retained	Accumulated other comprehensive	Non- controlling	Total
	Shares*	Amount	Shares*	Amount	capital	reserves	earnings	(loss)	interests	equity
Balance as of December 31, 2023	40,617,513	$4	41,880,000	$4	$83,762	$4,854	$26,689	$(7,366)	$4,366	$112,313
Net income (loss)	-	-	-	-	-	-	5,036	-	(24)	5,012
Capital contribution from non-controlling shareholders	-	-	-	-	-	-	-	-	981	981
Foreign currency translation	-	-	-	-	-	-	-	(680)	(30)	(710)
Balance as of June 30, 2024	40,617,513	$4	41,880,000	$4	$83,762	$4,854	$31,725	$(8,046)	$5,293	$117,596

Balance as of December 31, 2022	38,120,000	$4	41,880,000	$4	$75,575	$3,974	$17,275	$(5,609)	$3,863	$95,086
Net proceeds from initial public offering (net of $1,413 offering cost)	2,400,000	-	-	-	8,187	-	-	-	-	8,187
Net income	-	-	-	-	-	-	6,444	-	19	6,463
Capital contribution from non-controlling shareholders	-	-	-	-	-	-	-	-	424	424
Foreign currency translation	-	-	-	-	-	-	-	(3,891)	(158)	(4,049)
Balance as of June 30, 2023	40,520,000	$4	41,880,000	$4	$83,762	$3,974	$23,719	$(9,500)	$4,148	$106,111

*	Shares and per share data are presented on a retroactive basis to reflect the reorganization described herein.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SHENGFENG DEVELOPMENT LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

	For the Six Months Ended June 30,
	2024	2023

Cash flows from operating activities:
Net income	$5,012	$6,463
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation and amortization of property and equipment	3,292	3,265
Amortization of operating lease right-of-use assets	3,599	5,209
Amortization of intangible assets	325	269
Recovery of credit losses	(82)	(29)
Income from equity method investment	2	(33)
Loss (gain) on disposal of property and equipment	100	(184)
(Gain) loss from disposal of subsidiaries	(8)	92
Deferred income taxes	207	700
Changes in operating assets and liabilities:
Notes receivable	451	212
Accounts receivable	(10,073)	10,564
Prepayments and other current assets	(1,787)	(1,189)
Due from related parties	40	-
Other non-current assets	3,701	(12)
Accounts payable	(3,376)	(13,343)
Due to related parties	58	(183)
Salary and welfare payable	(2,286)	(856)
Accrued expenses and other current liabilities	(8,083)	2,573
Operating lease liabilities	(3,593)	(4,829)
Tax payables	920	1,118
Other non-current liabilities	(216)	(29)
Net cash (used in) provided by operating activities	(11,797)	9,778

Cash flows from investing activities:
Investment deposit refund	6,826	-
Investment deposit	(9,078)	-
Purchase of intangible assets	(9,055)	(185)
Purchase of property and equipment	(14,263)	(5,232)
Proceeds from disposal of property and equipment	954	786
Proceeds from disposal of subsidiaries	9,678	52
Dividend received from investment	-	115
Net cash used in investing activities	(14,938)	(4,464)

Cash flows from financing activities:
Proceeds from initial public offering	-	8,547
Proceeds from notes payable	19,000	8,659
Repayments of notes payable	(16,889)	(902)
Proceeds from short-term bank loans	26,882	27,709
Repayments of short-term bank loans	(26,882)	(39,255)
Proceeds from long-term bank loans	9,188	-
Due to related parties	-	(600)
Capital contribution from non-controlling shareholders	981	424
Payment of deferred issuance costs	-	(357)
Net cash provided by financing activities	12,280	4,225

Effects of exchange rate changes on cash, cash equivalents and restricted cash	(135)	(1,232)

Net (decrease) increase in cash, cash equivalents and restricted cash	(14,590)	8,307

Cash, cash equivalents and restricted cash, beginning of period	29,292	23,368

Cash, cash equivalents and restricted cash, end of period	$14,702	$31,675

Supplemental cash flow information:
Cash paid for income tax	$388	$303
Cash paid for interest	$841	$982

Non-cash transaction in investing and financing activities:
Liabilities incurred (settled) for purchase of property and equipment	$840	$(1,241)
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	$1,023	$1,725
Reclassification of deferred issuance costs	$-	$81

Reconciliation to amount on consolidated balance sheets:
Cash and cash equivalents	$11,176	$29,082
Restricted cash	3,526	2,593
Total cash, cash equivalents and restricted cash	$14,702	$31,675

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SHENGFENG DEVELOPMENT LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

1.	ORGANIZATION AND NATURE OF OPERATIONS

Shengfeng Development Limited (“Shengfeng” or the “Company”), is a holding company incorporated under the laws of the Cayman Islands on July 16, 2020, as an exempted company with limited liability. The Company has no substantive operations other than holding all of the outstanding share capital of Shengfeng Holding Limited (“Shengfeng HK”) established under the laws of Hong Kong on August 18, 2020.

Shengfeng HK is also a holding company holding all of the outstanding equity of Fujian Tianyu Shengfeng Logistics Co., Ltd. (“Tianyu” or “Shengfeng WFOE” or “WFOE”), which was established on December 16, 2020 under the laws of the People’s Republic of China (“PRC” or “China”).

The Company, through its variable interest entity (the “VIE”), Shengfeng Logistics Group Co., Ltd. (“Shengfeng VIE” or the “VIE”), and its subsidiaries, operates as a transportation and warehouse storage management services provider in the PRC. Shengfeng VIE was incorporated on December 7, 2001 under the laws of the PRC. Paid-in capital of Shengfeng VIE was approximately $27.17 million (approximately RMB189.6 million) as of June 30, 2024.

On December 18, 2020, the Company completed a reorganization of entities under common control of its then existing shareholders, who collectively owned all of the equity interests of the Company prior to the reorganization. The Company, and Shengfeng HK were established as the holding companies of Shengfeng WFOE. Shengfeng WFOE is the primary beneficiary of Shengfeng VIE and its subsidiaries, and all of these entities included in the Company are under common control which results in the consolidation of Shengfeng VIE and its subsidiaries which have been accounted for as a reorganization of entities under common control at carrying value. The consolidated financial statements are prepared on the basis as if the reorganization became effective as of the beginning of the first period presented in the accompanying consolidated financial statements of the Company.

The accompanying unaudited condensed consolidated financial statements reflect the activities of the Company and each of the following entities, including its WFOE and the VIE:

No.	Name of subsidiaries	Place of incorporation	Date of incorporation or acquisition	Percentage of direct or indirect	Principal activities
1	Shengfeng Holding Limited (“Shengfeng HK”)	Hong Kong	August 18, 2020	100%	Investment holding of Tianyu
2	Tianyu Shengfeng Logistics Group Co., Ltd. (“Tianyu”, formerly known as “Fujian Tianyu Shengfeng Logistics Co., Ltd “)	Fujian, the PRC	December 16, 2020	100%	Investment holding of Shengfeng VIE
	The VIE and the VIE’s subsidiaries:
3	Shengfeng Logistics Group Co., Ltd. (“Shengfeng VIE” or “Shengfeng Logistics”)	Fujian, the PRC	December 7, 2001	100%	Transportation and warehouse storage management service
4	Fuqing Shengfeng Logistics Co., Ltd.	Fujian, the PRC	April 15, 2011	100%	Transportation and warehouse storage management service
5	Xiamen Shengfeng Logistics Co., Ltd.	Fujian, the PRC	December 22, 2011	100%	Transportation and warehouse storage management service
6	Guangdong Shengfeng Logistics Co., Ltd.	Guangdong, the PRC	December 30, 2011	100%	Transportation and warehouse storage management service

SHENGFENG DEVELOPMENT LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

1.	ORGANIZATION AND NATURE OF OPERATIONS (CONTINUED)

No.	Name of subsidiaries	Place of incorporation	Date of incorporation or acquisition	Percentage of direct or indirect	Principal activities
7	Hainan Shengfeng Supply Chain Management Co., Ltd.	Hainan, the PRC	August 18, 2020	100%	Transportation and warehouse storage management service
8	Beijing Tianyushengfeng E-commerce Technology Co., Ltd.	Beijing, the PRC	January 9, 2004	100%	Transportation and warehouse storage management service
9	Beijing Shengfeng Supply Chain Management Co., Ltd.	Beijing, the PRC	April 13, 2016	100%	Transportation and warehouse storage management service
10	Shengfeng Logistics (Guizhou) Co., Ltd.	Guizhou, the PRC	August 15, 2017	100%	Transportation and warehouse storage management service
11	Shengfeng Logistics (Tianjin) Co., Ltd.	Tianjin, the PRC	March 8, 2016	100%	Transportation and warehouse storage management service
12	Shengfeng Logistics (Shandong) Co., Ltd.	Shandong, the PRC	March 15, 2016	100%	Transportation and warehouse storage management service
13	Shengfeng Logistics Hebei Co., Ltd.	Hebei, the PRC	February 17, 2016	100%	Transportation and warehouse storage management service
14	Shengfeng Logistics (Henan) Co., Ltd.	Henan, the PRC	March 28, 2016	100%	Transportation and warehouse storage management service
15	Shengfeng Logistics (Liaoning) Co., Ltd.	Liaoning, the PRC	March 2, 2016	100%	Transportation and warehouse storage management service
16	Shengfeng Logistics (Yunnan) Co., Ltd.	Yunnan, the PRC	January 25, 2016	100%	Transportation and warehouse storage management service
17	Shengfeng Logistics (Guangxi) Co., Ltd.	Guangxi, the PRC	February 1, 2016	100%	Transportation and warehouse storage management service
18	Hubei Shengfeng Logistics Co., Ltd.	Hubei, the PRC	December 15, 2010	100%	Transportation and warehouse storage management service
19	Shengfeng Logistics Group (Shanghai) Supply Chain Management Co., Ltd.	Shanghai, the PRC	August 26, 2015	100%	Transportation and warehouse storage management service
20	Shanghai Shengxu Logistics Co., Ltd.	Shanghai, the PRC	June 4, 2003	100%	Transportation and warehouse storage management service
21	Hangzhou Shengfeng Logistics Co., Ltd.	Zhejiang, the PRC	June 10, 2010	100%	Transportation and warehouse storage management service
22	Nanjing Shengfeng Logistics Co., Ltd.	Jiangsu, the PRC	August 30, 2011	100%	Transportation and warehouse storage management service

SHENGFENG DEVELOPMENT LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

1.	ORGANIZATION AND NATURE OF OPERATIONS (CONTINUED)

No.	Name of subsidiaries	Place of incorporation	Date of incorporation or acquisition	Percentage of direct or indirect	Principal activities
23	Suzhou Shengfeng Logistics Co., Ltd.	Jiangsu, the PRC	January 14, 2005	90%	Transportation and warehouse storage management service
24	Suzhou Shengfeng Supply Chain Management Co., Ltd.	Jiangsu, the PRC	August 9, 2019	100%	Transportation and warehouse storage management service
25	Shengfeng Supply Chain Management Co., Ltd.	Fujian, the PRC	June 19, 2014	100%	Transportation and warehouse storage management service
26	Fuzhou Shengfeng Transportation Co., Ltd.	Fujian, the PRC	April 18, 2019	100%	Transportation and warehouse storage management service
27	Sichuan Shengfeng Logistics Co., Ltd.	Sichuan, the PRC	June 27, 2019	100%	Transportation and warehouse storage management service
28	Fujian Shengfeng Logistics Co., Ltd.	Fujian, the PRC	April 2, 2020	100%	Transportation and warehouse storage management service
29	Fujian Dafengche Information Technology Co. Ltd.	Fujian, the PRC	August 26, 2020	100%	Software engineering
30	Ningde Shengfeng Logistics Co. Ltd.	Fujian, the PRC	November 12, 2018	51%	Transportation and warehouse storage management service
31	Shengfeng Logistics (Zhejiang) Co., Ltd.	Zhejiang, the PRC	February 1, 2021	100%	Transportation and warehouse storage management service
32	Chengdu Shengfeng Supply Chain Management Co., Ltd.	Chengdu, the PRC	October 12, 2021	100%	Supply chain management service
33	Shengfeng Logistics Group (Ningde) Supply Chain Management Co., Ltd.	Fujian, the PRC	September 23, 2022	100%	Supply chain management service
34	Anhui Shengfeng Supply Chain Management Co., Ltd.	Anhui, the PRC	November 29, 2023	100%	Transportation and warehouse storage management service
35	Shenzhen Tianyu Shengfeng Supply Chain Management Co., Ltd. (a)	Guangdong, the PRC	May 19, 2023	100%	Transportation and supply chain management service
36	Ningbo Shengfeng Supply Chain Co., Ltd.	Zhejiang, the PRC	April 16, 2024	100%	Transportation and warehouse storage management service
37	Qingdao Shengfeng Supply Chain Co., Ltd.	Shandong, the PRC	April 22, 2024	100%	Transportation and warehouse storage management service
38	Zhongshan Shengfeng Supply Chain Management Co., Ltd.	Guangdong, the PRC	May 15, 2024	100%	Transportation and warehouse storage management service
39	Hunan Shengfeng Supply Chain Management Co., Ltd.	Hunan, the PRC	May 23, 2024	100%	Transportation and warehouse storage management service
40	Jiangxi Shengfeng Supply Chain Management Co., Ltd.	Jiangxi, the PRC	May 24, 2024	100%	Transportation and warehouse storage management service
41	Langfang Shengfeng Logistics Co., Ltd	Hebei, the PRC	August 27, 2024	100%	Transportation and warehouse storage management service

SHENGFENG DEVELOPMENT LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

1.	ORGANIZATION AND NATURE OF OPERATIONS (CONTINUED)

No.	Name of subsidiaries	Place of incorporation	Date of incorporation or acquisition	Percentage of direct or indirect	Principal activities

42	Dongguan Shengfeng Supply Chain Management Co., Ltd.	Guangdong, the PRC	July 7, 2024	100%	Transportation and warehouse storage management service

	Significant subsidiaries of Tianyu:
43	Yichun Shengfeng Logistics Co., Ltd.	Jiangxi, the PRC	December 1, 2022	100%	Transportation and warehouse storage management service
44	Fujian Shengfeng Smart Technology Co., Ltd. (“SF Smart”)(b)	Fujian, the PRC	April 20, 2023	0%	Property management service
45	Fujian Pingtan Tianyu Shengfeng Technology Co., Ltd. (“Pingtan SF”) (c)	Fujian, the PRC	September 27, 2023	0%	Supply chain management service
46	Hubei Tianyu Shengfeng Logistics Co., Ltd.	Hubei, the PRC	November 14, 2023	100%	Transportation and supply chain management service
47	Wanzai Shengfeng Logistics Co., Ltd.	Jiangxi, the PRC	January 4, 2024	100%	Transportation and supply chain management service

(a)	On June 12, 2024, Tianyu transferred its 100% equity interests in Shenzhen Tianyu Shengfeng Supply Chain Management Co., Ltd. to Shengfeng Logistics.

(b)	On April 20, 2023, SF Smart was set up in Fujian, China, with 55% of the equity interests owned by Tianyu, and 45% of the equity interests owned by Shengfeng Supply Chain Management Co., Ltd. During the year ended December 31, 2023, Tianyu entered into an equity purchase agreement to sell its 51% equity interest in Pingtan SF and Pingtan SF’s subsidiary (SF Smart) to a third party. The transaction was completed on March 13, 2024.

On June 3, 2024, Shengfeng Supply Chain Management Co., Ltd. entered into an equity purchase agreement to sell its 49% equity interest in Pingtan SF and Pingtan SF’s subsidiary (SF Smart) to a third party. The equity transfer was completed on June 19, 2024.

(c)	On September 27, 2023, Pingtan SF was set up in Fujian, China, with 51% of the equity interests owned by Tianyu, and 49% of the equity interests owned by Shengfeng Supply Chain Management Co., Ltd. Tianyu further entered into an agreement to sell 51% equity interest of Pingtan SF and Pingtan SF’s subsidiary (SF Smart) to a third party for a consideration of $7.2 million (RMB51.0 million). Tianyu received $2.8 million (RMB20.0 million) as of December 31, 2023 and received the remaining balance on January 12, 2024. The transaction was completed on March 13, 2024.

On June 3, 2024, Shengfeng Supply Chain Management Co., Ltd. entered into an agreement to sell 49% equity interest of Pingtan SF and Pingtan SF’s subsidiary (SF Smart) to a third party for a consideration of $6.9 million (RMB49.0 million). Shengfeng Supply Chain Management Co., Ltd. received $6.2 million (RMB44.0 million) as of June 30, 2024. The remaining consideration shall be paid before June 30, 2025. The equity transfer was completed on June 19, 2024.

SHENGFENG DEVELOPMENT LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Contractual Agreements

The Company conducts its operations through a series of agreements with the VIE and its subsidiaries as stated above. The VIE and its subsidiaries are utilized solely to facilitate the Company’s participation in transportation and warehouse storage management services in the PRC where foreign ownership is restricted. As such, Shengfeng VIE is controlled through contractual arrangements in lieu of direct equity ownership by the Company or any of its subsidiaries. Such contractual arrangements were made effective by a series of six agreements (collectively the “Contractual Arrangements”, or “the VIE Agreements,” which were signed on January 7, 2021).

As a result of the direct ownership in Tianyu and the Contractual Arrangements, the Company is regarded as the primary beneficiary of the VIE and its subsidiaries. Therefore, the VIE and its subsidiaries were treated as the consolidated entities under U.S. GAAP.

The significant terms of the Contractual Arrangements are as follows:

Equity Pledge Agreements

Each equity holder of the VIE has pledged all of his/her shares in the VIE and all other rights relevant to the shares to WFOE, as a collateral security for his/her and/or the VIE’s obligations to pay off all debt to WFOE, including consulting and services fees payable to WFOE. In the event of default of any payment obligation, WFOE will be entitled to certain rights, including transferring the pledged shares to itself and disposing the pledged shares through a sale or auction.

The Equity Pledge Agreement is effective until the full payment of the service fees under the Technical Consultation and Service Agreement and upon termination of Shengfeng Logistics’ obligations under the Technical Consultation and Service Agreement, or upon the transfer of shares of the Equity Shareholders.

The purposes of the Equity Pledge Agreement are to (1) guarantee the performance of Shengfeng Logistics’ obligations under the Technical Consultation and Service Agreement, (2) make sure the Equity Shareholders do not transfer or assign the pledged shares, or create or allow any encumbrance that would prejudice Tianyu’s interests without Tianyu’s prior written consent, and (3) provide Tianyu control over Shengfeng Logistics under certain circumstances. In the event Shengfeng Logistics breaches its contractual obligations under the Technical Consultation and Service Agreement, Tianyu will be entitled to dispose of the pledged shares in accordance with relevant PRC laws.

As of the date of this unaudited condensed interim report, the share pledges under the Equity Pledge Agreement have been registered with the competent PRC regulatory authority.

Exclusive Technical Consultation and Service Agreements

The VIE has entered into an exclusive technical consultation and service agreement with WFOE, pursuant to which, WFOE is engaged to provide certain technical services to the VIE, depending on the licenses obtained and held by the VIE. This technical consultation and service agreement will remain effective for 20 years and it can be extended by WFOE unilaterally. WFOE is entitled to collect service fees for the services it provides to the VIE, and the service fees are adjusted annually through written agreements. Technical service fees are composed of the basic annual fee, which is equal to 50% of the after-tax income of the VIE, and a floating fee, which shall not exceed the after-tax income after deducting paid basic annual fees. Due to its control over the VIE, WFOE has the right to determine the service fees to be charged to the VIE by considering, among others, the technical complexity of the services, the actual costs that may be incurred for providing the services and the VIE’s revenue.

SHENGFENG DEVELOPMENT LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Contractual Agreements (continued)

The Technical Consultation and Service Agreement became effective on January 7, 2021 and will remain effective for 20 years. Such agreement can be extended if Tianyu provides its notice of extension to Shengfeng Logistics unilaterally prior to the expiration date of this agreement. Shengfeng Logistics shall use its best efforts to renew its business license and extend its operation term until and unless otherwise instructed by Tianyu.

The Technical Consultation and Service Agreement does not prohibit related party transactions. The Company’s audit committee is required to review and approve in advance any related party transactions, including transactions involving Tianyu or Shengfeng Logistics.

Exclusive Call Option Agreements

The equity shareholders of the VIE (the “Equity Shareholders”) have granted WFOE the exclusive and irrevocable right to purchase or to designate one or more person(s) at their discretion to purchase part or all of the equity interests in the VIE from the Equity Shareholders for a purchase price at any time, subject to the lowest price permitted by PRC laws and regulations. The VIE and its Equity Shareholders have agreed that without prior written consent of WFOE, the respective Equity Shareholders cannot sell, transfer, pledge or dispose their equity interests, and the VIE cannot sell, transfer, pledge or dispose, including but not limited to, the equity interests, significant assets, significant revenue and significant business. Also as agreed, the VIE cannot declare any dividend or change capitalization structure of the VIE and cannot enter into any loan or investment agreements without prior written consent of WFOE. Furthermore, the Equity Shareholders of the VIE have agreed that any proceeds from, including but not limited to, the sales of the Equity Shareholders’ equity interests in the VIE should be gratuitously paid to WFOE or one or more person(s) at their discretion. The Call Option Agreement will remain effective until all equity options in VIE held by such Equity Shareholders are transferred or assigned to WFOE or their designated representatives.

The Call Option Agreement remains effective until all the equity of Shengfeng Logistics is legally transferred under the name of Tianyu and/or other entity or individual designated by it.

Voting Rights Proxy Agreement

Pursuant to the irrevocable power of attorney, each of the Equity Shareholders of the VIE appointed WFOE as his or her attorney-in-fact to exercise such shareholder’s rights under PRC law and the relevant articles of association, including but not limited to, attending shareholders meetings, voting on their behalf on all matters requiring shareholders’ approval, including but not limited to, sale, transfer, pledge, or disposition of all or part of the Equity Shareholders’ equity interests, and designating and appointing the legal representative, directors, supervisors, chief executive officer and other senior management members of the VIE. Each power of attorney will remain in force until such Equity Shareholder ceases to be a shareholder of the VIE. Each shareholder has waived all his or her rights in connection with his or her equity interests, and confirmed that such rights have been authorized to WFOE under each power of attorney.

The Voting Rights Proxy Agreement became effective on January 7, 2021 and will remain effective for 20 years. Such agreement can be extended if Tianyu provides its notice of extension unilaterally prior to the expiration date of this agreement. All other parties shall agree with such extension without reserve.

Power of attorney

Each of the Equity Shareholders has signed a power of attorney (the “Power of Attorney”), pursuant to which, each of the Equity Shareholders has authorized WFOE to act as his or her exclusive agent and attorney with respect to all rights of such individual as a shareholder of the VIE, including but not limited to: (a) attending shareholders’ meetings; (b) exercising all the shareholder’s rights that shareholders are entitled to under PRC laws and the Articles of Association of the VIE, including but not limited to, sale, transfer, pledge and disposition of the equity interests of the VIE; and (c) designating and appointing the legal representative, chairperson, directors, supervisors, chief executive officer and other senior management members of the VIE. The Power of Attorney has the same term as the Voting Rights Proxy Agreement.

The Powers of Attorney is irrevocable and continuously valid from the date of execution of the Powers of Attorney, so long as the Equity Shareholders are shareholders of Shengfeng Logistics.

 SHENGFENG DEVELOPMENT LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Contractual Agreements (continued)

Spousal consent letter

Each of the respective spouses of the individual Equity Shareholders has executed an additional spousal consent letter which contains terms as described below. Pursuant to the spousal consent letters, each of the respective spouse of the individual Equity Shareholders, unconditionally and irrevocably agreed that the equity interests in the VIE held by and registered in the name of his/her spouse will be disposed of pursuant to the equity pledge agreement, the exclusive call option agreement and the shareholders’ voting rights proxy agreement. The spouse agreed not to assert any rights over the equity interests in the VIE held by his/her spouse.

Based on the foregoing Contractual Arrangements, which grant Shengfeng WFOE the effective control of Shengfeng VIE and enable Shengfeng WFOE to receive all of their expected residual returns, the Company accounts for Shengfeng VIE as the VIE. Accordingly, the Company consolidates the accounts of Shengfeng VIE for the periods presented herein, in accordance with Regulation S-X-3A-02 promulgated by the Securities Exchange Commission (“SEC”), and Accounting Standards Codification (“ASC”) 810-10, Consolidation.

Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for information pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”). Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

In the opinion of management, all adjustments (consisting only of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six months ended June 30, 2024 and 2023 are not necessarily indicative of the results that may be expected for the full year. The information included in this unaudited condensed interim report should be read in conjunction with Management’s Discussion and Analysis of Financial Condition and Results of Operations and the consolidated financial statements and notes thereto included in Shengfeng’s annual financial statements for the fiscal year ended December 31, 2023 filed with the SEC on March 29, 2024, and amended on April 22, 2024.

Principles of Consolidation

The unaudited condensed consolidated financial statements include the financial statements of the Company, its subsidiaries, the VIE and the VIE’s subsidiaries over which the Company exercises control and, where applicable, entities for which the Company has a controlling financial interest or is the primary beneficiary. All significant transactions and balances between the Company, its subsidiaries, the VIE and the VIE’s subsidiaries have been eliminated upon consolidation.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

A VIE is an entity in which the Company, or its subsidiary, through contractual arrangements, bears the risks of, and enjoys the rewards normally associated with, ownership of the entity, and therefore the Company or its subsidiary is the primary beneficiary of the entity.

Non-controlling interest represents the portion of the net assets of subsidiaries attributable to interests that are not owned or controlled by the Company. The non-controlling interest is presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Non-controlling interest’s operating results are presented on the face of the consolidated statements of income and comprehensive income as an allocation of the total income for the year between non-controlling shareholders and the shareholders of the Company.

All significant transactions and balances between the Company, its subsidiaries, the VIE and the VIE’s subsidiaries have been eliminated upon consolidation.

SHENGFENG DEVELOPMENT LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Principles of Consolidation (continued)

A VIE is an entity in which the Company, or its subsidiary, through contractual arrangements, bears the risks of, and enjoys the rewards normally associated with, ownership of the entity, and therefore the Company or its subsidiary is the primary beneficiary of the entity.

Non-controlling interest represents the portion of the net assets of subsidiaries attributable to interests that are not owned or controlled by the Company. The non-controlling interest is presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Non-controlling interest’s operating results are presented on the face of the consolidated statements of income and comprehensive income as an allocation of the total income for the year between non-controlling shareholders and the shareholders of the Company.

All significant transactions and balances between the Company, its subsidiaries, the VIE and the VIE’s subsidiaries have been eliminated upon consolidation.

Use of Estimate and Assumptions

The preparation of the Company’s unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods presented. Estimates are adjusted to reflect actual experience when necessary. Significant accounting estimates reflected in the Company’s unaudited condensed consolidated financial statements include allowance for credit losses, discount rate used in operating lease right-of-use assets and valuation allowance for deferred tax asset. Actual results could differ from these estimates.

Variable Interest Entities

The Company applies the guidance codified in Accounting Standard Codification 810, Consolidations (“ASC 810”) on accounting for the VIE and its respective subsidiaries, which requires certain variable interest entities to be consolidated by the primary beneficiary of the entity in which it has a controlling financial interest. A VIE is an entity with one or more of the following characteristics: (a) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional financial support; (b) as a group, the holders of the equity investment at risk lack the ability to make certain decisions, the obligation to absorb expected losses or the right to receive expected residual returns, or (c) an equity investor has voting rights that are disproportionate to its economic interest and substantially all of the entity’s activities are on behalf of the investor. The accompanying unaudited condensed consolidated financial statements include the financial statements of the Company, its subsidiaries and the VIE.

The Company is considered the primary beneficiary of a VIE or its subsidiaries if the Company had variable interests, that will absorb the entity’s expected losses, receive the entity’s expected residual returns, or both.

SHENGFENG DEVELOPMENT LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Variable Interest Entities (continued)

The Company’s total assets and liabilities presented in the accompanying unaudited condensed consolidated financial statements represent substantially all of the total assets and liabilities of the VIE because the other entities in the consolidation are non-operating holding entities with nominal assets and liabilities. The following financial statement amounts and balances of the VIE were included in the accompanying unaudited condensed unaudited condensed consolidated balance sheets as of June 30, 2024 and December 31, 2023, and unaudited condensed consolidated statements of income and comprehensive income for the six months ended June 30, 2024 and 2023, respectively:

	As of	As of
	June 30, 2024	December 31, 2023
Assets

Current Assets:
Cash and cash equivalents	$10,913	$21,645
Restricted cash	3,526	2,568
Notes receivable	5,763	5,525
Accounts receivable, net	105,359	97,006
Due from related parties	41	41
Prepayments and other current assets, net	30,019	20,109
Total Current Assets	155,621	146,894

Property and equipment, net	40,729	38,265
Intangible assets, net	11,777	12,160
Operating lease right-of-use assets, net	15,736	17,918
Long-term investments	1,898	8,831
Deposit for investment	10,664	8,471
Deferred tax assets	5,292	6,219
Other non-current assets	15,864	11,191
Total Assets	$257,581	$249,949

Liabilities and Equity

Current Liabilities
Notes payable	$10,524	$8,471
Accounts payable	58,525	62,628
Short-term bank loans	35,907	36,130
Due to related parties	1,751	1,704
Salary and welfare payables	2,286	4,582
Accrued expenses and other current liabilities	5,982	5,524
Operating lease liabilities, current	5,494	6,315
Tax payables	3,146	2,249
Total Current Liabilities	123,615	127,603

Long-term bank loans	9,160	—
Operating lease liabilities, non-current	9,475	10,831
Deferred tax liabilities	3,531	4,229
Other non-current liabilities	1,768	1,997
Total Liabilities	147,549	144,660

Net assets	$110,032	$105,289

	For the Six Months Ended June 30,
	2024	2023
Total revenues	$224,427	$184,955
Cost of revenues	$(204,666)	$(162,175)
Income from operations	$5,962	$8,776
Net income	$4,434	$6,674

SHENGFENG DEVELOPMENT LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Foreign currencies translation and transaction

The reporting currency of the Company is the U.S. dollar. The Company in mainland China conducts its businesses in the local currency, Renminbi (RMB), as its functional currency. Monetary assets and liabilities are translated at the unified exchange rate as quoted by the People’s Bank of China at the end of the period. The statement of income accounts is translated at the average translation rates and the equity accounts are translated at historical rates. Translation adjustments resulting from this process are included in accumulated other comprehensive income (loss). Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

Translation adjustments included in accumulated other comprehensive loss amounted to $8,046 and $7,366 as of June 30, 2024 and December 31, 2023, respectively. The balance sheet amounts, with the exception of shareholders’ equity, at June 30, 2024 and December 31, 2023 were translated at RMB7.1268 and RMB7.0827, respectively. The shareholders’ equity accounts were stated at their historical rates. The average translation rates applied to the statements of income accounts for the six months ended June 30, 2024 and 2023 were RMB7.1051, RMB6.9291 to $1.00 respectively. Cash flows are also translated at average translation rates for the periods, therefore, amounts reported on the unaudited condensed consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the unaudited condensed consolidated balance sheets.

Fair value of financial instruments

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

●	Level 3 — inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of the Company’s financial instruments, including cash and cash equivalents, restricted cash, accounts receivable, prepayments and other current assets, due from related parties, accounts payable, due to related parties short-term bank loans, salary and welfare payables, accrued expenses and other current liabilities, current operating lease liabilities and taxes payable, approximates their recorded values due to their short-term maturities. The carrying value of long-term lease liabilities approximated its fair value as of June 30, 2024 and December 31, 2023 as the interest rates applied reflect the current market yield for comparable financial instruments.

SHENGFENG DEVELOPMENT LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts receivable, net

Accounts receivable are recognized in the period when the Company has provided services to its customers and when its right to consideration is unconditional. On January 1, 2023, the Company adopted ASU 2016-13, “Financial Instruments — Credit Losses (Accounting Standards Codification (“ASC” Topic 326): Measurement on Credit Losses on Financial Instruments”, including certain subsequent amendments, transitional guidance and other interpretive guidance within ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-11, ASU 2020-02 and ASU 2020-03 (collectively, including ASU 2016-13, “ASC 326”). ASC 326 introduces an approach based on expected losses to estimate the allowance for doubtful accounts, which replaces the previous incurred loss impairment model. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements. The Company’s estimation of allowance for credit losses considers factors such as historical credit loss experience, age of receivable balances, current market conditions, reasonable and supportable forecasts of future economic conditions, as well as an assessment of receivables due from specific identifiable counterparties to determine whether these receivables are considered at risk or uncollectible. The Company evaluates its accounts receivable for expected credit losses on a regular basis. The Company maintains an estimated allowance for credit losses to reduce its accounts receivable to the amount that it believes will be collected. The Company considers factors in assessing the collectability of its receivables, such as the age of the amounts due, the customer’s payment history, credit-worthiness and other specific circumstances related to the accounts. The Company adjusts the allowance percentage periodically when there are significant differences between estimated bad debts and actual bad debts. If there is strong evidence indicating that the accounts receivable is likely to be unrecoverable, the Company also makes specific allowance in the period in which a loss is determined to be probable. Accounts receivable balances are written off after all collection efforts have been exhausted. The allowance for credit losses was approximately $3.1 million and $3.3 million as of June 30, 2024 and December 31, 2023, respectively.

Notes payable

Notes payable represents trade accounts payable due to various suppliers where the Company’s banks have guaranteed the payment. The notes are non-interest bearing and normally paid within three to twelve months. The Company shall keep sufficient cash in designated bank accounts or notes receivable pledged to the bank as security for payment processing.

Revenue recognition

The Company adopted ASC Topic 606. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Revenue is the transaction price the Company expects to be entitled to in exchange for the promised services in a contract in the ordinary course of the Company’s activities and is recorded net of value-added tax (“VAT”). To achieve that core principle, the Company applies the following steps:

Step 1: Identify the contract (s) with a customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

SHENGFENG DEVELOPMENT LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue recognition (continued)

The Company generates revenues from providing transportation services and warehouse storage management services. No practical expedients were used when adopting ASC 606. Revenue recognition policies for each type of revenue stream are as follows:

Transportation services

The Company derives its transportation service revenue by providing logistic services based on customers’ orders. The Transportation service is considered a performance obligation as the customer can only obtain benefits when the goods are delivered to the destination. The transaction price is predetermined according to the distance of the transportation as well as the volume of the goods. Generally, the credit term is within two months. There is no other obligation in our contracts, such as return, refund or warranties. Revenue is recognized at the point in time when delivery of goods is made and the customer has accepted delivery.

Warehouse storage management services

The Company derives revenue from the warehouse storage management service provided to third-party companies, including handling services, security and other services. The promised services in each warehouse storage management service contract are accounted as a single performance obligation, as the promised services in a contract are not distinct and are considered as a significant integrated service. The consideration is predetermined in the contract according to the unit price, space and term as well as the services used with no other obligations such as return, refund or warranties. No variable considerations exist such as discounts, rebates, refunds, credits, price concession, incentive performance bonuses or penalties. Pursuant to the service agreement, the Company provides the customers with warehouse storage management service during the service period. Service fees for which are paid by such customers on a monthly basis. The revenue is recognized on a straight-line basis over the period of the warehouse storage management service term, as customers simultaneously receive and consume the benefits of these services throughout the service period.

Principal and Agent Considerations

In the Company’s transportation business, the Company utilizes independent contractors and third-party carriers in the performances of some transportation services as and when needed. U.S. GAAP requires us to evaluate, using a control model, whether the Company itself promises to provide services to the customers (as a principal) or to arrange for services to be provided by another party (as an agent). Based on the Company’s evaluation using a control model, the Company determined that in all of its major business activities, it serves as a principal rather than an agent within their revenue arrangements. Revenue and the associated purchased transportation costs are both reported on a gross basis within the consolidated statements of income and comprehensive income.

Contract costs

Contract costs include contract acquisition costs and contract fulfillment costs which are all recorded within prepayments, deposits, and other assets in the consolidated balance sheets.

Contract acquisition costs consist of incremental costs incurred by the Company to originate contracts with customers. Contract acquisition costs, which generally include costs that are only incurred as a result of obtaining a contract, are capitalized when the incremental costs are expected to be recovered over the contract period. All other costs incurred regardless of obtaining a contract are expensed as incurred. Contract acquisition costs are amortized over the period the costs are expected to contribute directly or indirectly to future cash flows, which is generally over the contract term, on a basis consistent with the transfer of goods or services to the customer to which the costs relate. Contract fulfillments costs consist of costs incurred by the Company to fulfill a contract with a customer and are capitalized when the costs generate or enhance resources that will be used in satisfying future performance obligations of the contract and the costs are expected to be recovered. Capitalized contract fulfillment costs generally include contracted services, direct labor, materials, and allocable overhead directly related to resources required to fulfill the contract. Contract fulfillment costs are recognized in cost of revenue during the period that the related costs are expected to contribute directly or indirectly to future cash flows, which is generally over the contract term, on a basis consistent with the transfer of goods or services to the customer to which the costs are related. There were no contract acquisition costs and fulfillment costs as of June 30, 2024 and December 31, 2023.

SHENGFENG DEVELOPMENT LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue recognition (continued)

Contract assets

A contract asset is the right to consideration in exchange for goods or services transferred to the customer. If the Company performs by transferring goods or services to a customer before the customer pays consideration or before a payment is due, a contract asset is recognized for the earned consideration that is conditional. Contract assets are subject to impairment assessment.

Contract liabilities

A contract liability is recognized when a payment is received or a payment is due (whichever is earlier) from a customer before the Company transfers the related services. Contract liabilities are recognized as revenue when the Company performs under the contract. Revenue recognized that was included in contract liabilities at the beginning of the year was approximately $0.7 million and $0.9 million for the six months ended June 30, 2024 and 2023, respectively. As of June 30, 2024 and December 31, 2023, contract liabilities amounted to approximately $1.2 million and $1.0 million, respectively, were included in “accrued expenses and other current liabilities.”

Disaggregated information of revenues by services:

	For the Six Months Ended June 30,
	2024	2023

Revenues:
Transportation	$217,450	$173,989
Warehouse storage management service	8,274	9,315
Others	1,407	1,667
Total revenues	$227,131	$184,971

As of June 30, 2024 and December 31, 2023, the Company had outstanding contracts for providing transportation and warehouse management services amounting to approximately $1.0 million and $0.9 million, all of which is expected to be completed within 12 months from June 30, 2024 and December 31, 2023, respectively.

The Company’s operations are primarily based in the PRC, where the Company derived a substantial portion of revenues. Disaggregated information of revenues by geographic locations are as follows:

	For the Six Months Ended June 30,
	2024	2023

Fujian	$160,940	$115,246
Beijing	13,690	14,189
Zhejiang	8,807	7,646
Guangdong	6,743	6,724
Shandong	6,010	7,410
Others	30,941	33,756
Total	$227,131	$184,971

SHENGFENG DEVELOPMENT LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Leases

The Company has elected the package of practical expedients permitted which allows the Company not to reassess the following at the adoption date: (i) whether any expired or existing contracts are or contains a lease, (ii) the lease classification for any expired or existing leases, and (iii) initial direct costs for any expired or existing leases (i.e. whether those costs qualify for capitalization under ASU 2016-02). The Company also elected the short-term lease exemption for certain classes of underlying assets including office space, warehouses and equipment, with a lease term of 12 months or less.

The Company determines whether an arrangement is or contains a lease at inception. A lease for which substantially all the benefits and risks incidental to ownership remain with the lessor is classified by the lessee as an operating lease. All leases of the Company are currently classified as operating leases. Operating leases are included in operating lease right-of-use (“ROU”) assets, operating lease liability, current, and operating lease liability, non-current in the Company’s consolidated balance sheets. Please refer to Note 8 for the disclosures regarding the Company’s method of adoption of ASC 842 and the impacts of adoption on its financial position, results of operations and cash flows.

ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent its obligation to make lease payments arising from the lease. The operating lease ROU assets and lease liabilities are recognized at lease commencement date based on the present value of lease payments over the lease term. As most of the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at the lease commencement date in determining the present value of lease payments. The operating lease ROU assets also includes any lease payments made and excludes lease incentives. The Company’s lease terms may include options to extend or terminate the lease. Renewal options are considered within the ROU assets and lease liabilities when it is reasonably certain that the Company will exercise that option. Lease expenses for lease payments are recognized on a straight-line basis over the lease term.

For operating leases with a term of one year or less, the Company has elected not to recognize a lease liability or ROU asset on its consolidated balance sheet. Instead, it recognizes the lease payments as expenses on a straight-line basis over the lease term. Short-term lease costs are immaterial to its consolidated statements of operations and cash flows. The Company has operating lease agreements with insignificant non-lease components and have elected the practical expedient to combine and account for lease and non-lease components as a single lease component.

The Company reviews the impairment of its ROU assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of operating lease liabilities in any tested asset group and include the associated operating lease payments in the undiscounted future pre-tax cash flows.

Income taxes

The Company follows the liability method of accounting for income taxes in accordance with ASC 740 (“ASC 740”), Income Taxes. The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the unaudited condensed consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the six months ended June 30, 2024 and 2023. All of the tax returns of the Company’s subsidiaries in the PRC remain subject to examination by the tax authorities for five years from the date of filing.

SHENGFENG DEVELOPMENT LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Risks and Concentration

a)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s interest rate risk arises primarily from bank loans. Bank loans issued at variable rates and fixed rates expose the Company to cash flow interest rate risk and fair value interest rate risk respectively.

b)	Concentration of credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash. As of June 30, 2024 and December 31, 2023, approximately $14.7 million and $29.3 million were deposited with financial institutions located in the PRC, respectively, where there is a RMB500,000 deposit insurance limit for a legal entity’s aggregated balance at each bank. As a result, the amounts not covered by deposit insurance were approximately $12.6 million and $26.4 million as of June 30, 2024 and December 31, 2023, respectively.

The Company is also exposed to risk from its accounts receivable and other receivables. These assets are subjected to credit evaluations. An allowance has been made for estimated unrecoverable amounts which have been determined by reference to past default experience and the current economic environment.

A majority of the Company’s expense transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at the exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to process the remittance.

Shengfeng WFOE and its subsidiaries, Shengfeng VIE and its subsidiaries (collectively “Shengfeng PRC entities”), the functional currency is the RMB, and the Company’s unaudited condensed consolidated financial statements are presented in U.S. dollars. The RMB depreciated by 1.70% in the year ended December 31, 2023 and further depreciated by 0.62% in the six months ended June 30, 2024. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. The change in the value of the RMB relative to the U.S. dollar may affect its financial results reported in the U.S. dollar terms without giving effect to any underlying changes in its business or results of operations. Currently, the Company’s assets, liabilities, revenues and costs are denominated in RMB.

To the extent that the Company needs to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against U.S. dollar would have an adverse effect on the RMB amount the Company would receive from the conversion. Conversely, if the Company decides to convert RMB into U.S. dollar for the purpose of making payments for dividends, strategic acquisition or investments or other business purposes, appreciation of U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to the Company.

SHENGFENG DEVELOPMENT LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Risks and Concentration (continued)

c)	Concentration of customers and suppliers

Substantially all revenue was derived from customers located in China. There are no customers from whom revenue individually represented greater than 10% of the total revenue of the Company in any of the periods presented.

For the six months ended June 30, 2024, Fujian Jinwang Yuntong Logistics Technology Co., Ltd. contributed approximately 27.5% of total cost of revenues of the Company. For the six months ended June 30, 2023, Fujian Jinwang Yuntong Logistics Technology Co., Ltd. contributed approximately 28.8% of total cost of revenues of the Company.

As of June 30, 2024 and December 31, 2023, no customers accounted more than 10% of the accounts receivable.

As of June 30, 2024, no supplier contributed more than 10% of total accounts payable balances. As of December 31, 2023, Fujian Jinwang Yuntong Logistics Technology Co., Ltd., contributed approximately 13.7% of total accounts payable balances.

d)	The VIE risk

Under the Contractual Agreements with the consolidated the VIE, the Company has the power to direct activities of the consolidated the VIE and the VIE’s subsidiaries through the Company’s PRC subsidiary, and can have assets transferred freely out of the consolidated the VIE and the VIE’s subsidiaries without restrictions. Therefore, the Company considers that there is no asset of the consolidated the VIE that can only be used to settle obligations of the respective consolidated the VIE, except for the registered capital of the consolidated the VIE amounting to approximately $27.2 million as of June 30, 2024 and December 31, 2023. Since the consolidated the VIE and the VIE’s subsidiaries are incorporated as limited liability companies under the PRC Law, creditors of the consolidated the VIE and the VIE’s subsidiaries do not have recourse to the general credit of the Company.

The Company believes that the Company’s PRC subsidiary’s Contractual Arrangements with the consolidated the VIE and the Equity Shareholders are in compliance with PRC laws and regulations, as applicable, and are legally binding and enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce these Contractual Arrangements.

In addition, if the current structure or any of the Contractual Arrangements were found to be in violation of any existing or future PRC law, the Company may be subject to penalties, which may include, but not limited to, cancellation or revocation of the Company’s business and operating licenses and being required to restructure the Company’s operations or terminate the Company’s operating activities. The imposition of any of these or other penalties may result in a material and adverse effect on the Company’s ability to conduct its operations. In such case, the Company may not be able to operate or control the VIE, which may result in deconsolidation of the VIE.

Contingencies

From time to time, the Company is a party to various legal actions arising in the ordinary course of business. The Company accrues costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. The Company’s management does not expect any liability from the disposition of such claims and litigation individually or in the aggregate would have a material adverse impact on the Company’s consolidated financial position, results of operations and cash flows.

SHENGFENG DEVELOPMENT LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent Accounting Pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued. Under the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”), the Company meets the definition of an emerging growth company, or EGC, and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies.

In June 2022, the FASB issued ASU 2022-03 Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. The update clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The update also clarifies that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The update also requires certain additional disclosures for equity securities subject to contractual sale restrictions. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2024, and interim periods within those fiscal years. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. As an emerging growth company, the standard is effective for the Company for the year ended December 31, 2025. The Company is in the process of evaluating the impact of the new guidance on its consolidated financial statements.

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements — codification amendments in response to SEC’s disclosure Update and Simplification initiative which amend the disclosure or presentation requirements of codification subtopic 230-10 Statement of Cash Flows—Overall, 250-10 Accounting Changes and Error Corrections— Overall, 260-10 Earnings Per Share— Overall, 270-10 Interim Reporting— Overall, 440-10 Commitments—Overall, 470-10 Debt—Overall, 505-10 Equity—Overall, 815-10 Derivatives and Hedging—Overall, 860-30 Transfers and Servicing—Secured Borrowing and Collateral, 932-235 Extractive Activities— Oil and Gas—Notes to Financial Statements, 946-20 Financial Services— Investment Companies— Investment Company Activities, and 974-10 Real Estate—Real Estate Investment Trusts—Overall. The amendments represent changes to clarify or improve disclosure and presentation requirements of above subtopics. Many of the amendments allow users to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the SEC’s requirements. Also, the amendments align the requirements in the Codification with the SEC’s regulations. For entities subject to existing SEC disclosure requirements or those that must provide financial statements to the SEC for securities purposes without contractual transfer restrictions, the effective date aligns with the date when the SEC removes the related disclosure from Regulation S-X or Regulation S-K. Early adoption is not allowed. For all other entities, the amendments will be effective two years later from the date of the SEC’s removal.

On November 27, 2023, the FASB issued ASU 2023-07. The amendments improve reportable segment disclosure requirements. Main provisions include: (1) significant segment expenses—public entities are required to disclose significant segment expenses by reportable segment if they are regularly provided to the CODM and included in each reported measure of segment profit or loss; (2) other segment items—public entities are required to disclose other segment items by reportable segment. Such a disclosure would constitute the difference between reported segment revenues less the significant segment expenses (disclosed) less reported segment profit or loss; (3) multiple measures of a segment’s profit or loss—public entities may disclose more than one measure of segment profit or loss used by the CODM, provided that at least one of the reported measures includes the segment profit or loss measure that is most consistent with GAAP measurement principles; (4) CODM-related disclosures—disclosure of the CODM’s title and position is required on an annual basis, as well as an explanation of how the CODM uses the reported measure(s) and other disclosures. (5) entities with a single reportable segment—public entities must apply all of the ASU’s disclosure requirements, as well as all existing segment disclosure and reconciliation requirements in ASC 280; (6) recasting of prior-period segment information to conform to current-period segment information—recasting is required if segment information regularly provided to the CODM is changed in a manner that causes the identification of significant segment expenses to change. The amendments in ASU 2023-07 are effective for all public entities for fiscal years beginning after December 15, 2023. Early adoption is permitted. A public entity should apply the amendments in this update retrospectively to all prior periods presented in the financial statements. The Company is currently evaluating the impact of the amendments on its consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, which is an update to Topic 740, Income Taxes. The amendments in this update related to the rate reconciliation and income taxes paid disclosures improve the transparency of income tax disclosures by requiring (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. The amendments allow investors to better assess, in their capital allocation decisions, how an entity’s worldwide operations and related tax risks and tax planning and operational opportunities affect its income tax rate and prospects for future cash flows. The other amendments in this Update improve the effectiveness and comparability of disclosures by (1) adding disclosures of pretax income (or loss) and income tax expense (or benefit) to be consistent with U.S. Securities and Exchange Commission (SEC) Regulation S-X 210.4-08(h), Rules of General Application—General Notes to Financial Statements: Income Tax Expense, and (2) removing disclosures that no longer are considered cost beneficial or relevant. For public business entities, the amendments in this Update are effective for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments in this Update should be applied on a prospective basis. Retrospective application is permitted. The Company is in the process of evaluating the impact of the new guidance on its consolidated financial statements.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have a material impact on the consolidated financial position, statements of operations and cash flows.

SHENGFENG DEVELOPMENT LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

3.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of June 30, 2024	As of December 31, 2023

Accounts receivable	$110,405	$100,967
Less: Allowance for credit losses	(3,135)	(3,269)
Total	$107,270	$97,698

Movement of allowance for credit losses:

	For the Six Months Ended June 30, 2024	Year Ended December 31, 2023

Beginning balance	$3,269	$3,115
(Recovery) provision for credit losses	(107)	608
Written-off	(7)	(401)
Exchange rate effect	(20)	(53)
Ending balance	$3,135	$3,269

4.	RELATED PARTY TRANSACTIONS

The table below sets forth the major related parties and their relationships with the Company as of June 30, 2024 and December 31, 2023, and for the six months ended June 30, 2024 and 2023:

Name of related parties	Relationship with the Company
Fujian Bafang Shengfeng Logistics Co., Ltd (“Fujian Bafang”)	An equity investee of the Company
Fuzhou Tianyu Shengfeng Industrial Co., Ltd (“Fuzhou Tianyu”)	A company controlled by Yongxu Liu, CEO and Chairman of the Company
Fuzhou Tianyu Shengfeng Property Management Co., Ltd (“Fuzhou Tianyu Management”)	A company under the control of a shareholder
Fuzhou Tianyu Yuanmei Catering Co., Ltd (“Fuzhou Tianyu Catering”)	A company under the control of a shareholder
Fujian Desheng Logistics Co., Ltd (“Fujian Desheng”)	A company under the control of a shareholder
Yongxu Liu	The Company’s CEO and Chairman
Yongteng Liu	CEO’s brother
Fuzhou Puhui Technology Co., Ltd	Non-controlling shareholder of Ningde Shengfeng Logistics Co. Ltd.

i)	Significant transactions with related parties were as follows:

	For the Six Months Ended June 30,
	2024	2023

Transportation services to Fujian Desheng	$116	$-
Total	$116	$-

SHENGFENG DEVELOPMENT LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

4.	RELATED PARTY TRANSACTIONS (CONTINUED)

	For the Six Months Ended June 30,
	2024	2023

Transportation services from Fujian Bafang	$939	$472
Lease services from Fuzhou Tianyu	$108	$109
Lease services from Fuzhou Tianyu Management	$8	$-
Catering services from Fuzhou Tianyu Catering	$1	$-

ii)	Guarantees

The Company’s shareholder, CEO and Chairman, Yongxu Liu, his brother, Yongteng Liu, and Fuzhou Puhui Technology Co., Ltd, were the guarantors of the Company’s bank loans (See Note 6).

iii)	Significant balances with related parties were as follows:

	As of June 30, 2024	As of December 31, 2023

Due from related parties
Fuzhou Tianyu	$41	$41
Fujian Desheng	-	40
Total	$41	$81

	As of June 30, 2024	As of December 31, 2023

Due to related parties
Fujian Bafang (a)	$1,561	$1,622
Fuzhou Tianyu	155	48
Fuzhou Tianyu Management	35	34
Total	$1,751	$1,704

(a)	On December 10, 2007, the Company entered into an interest-free loan agreement with Fujian Bafang for a principal amount of approximately $1.4 million (RMB 9.6 million). Such loan is due on demand.

SHENGFENG DEVELOPMENT LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

5.	NOTES PAYABLES

	As of June 30, 2024	As of December 31, 2023

Bank acceptance notes payable issued by Industrial Bank Fuzhou Branch (a)	$10,524	$-
Commercial acceptance notes payable guaranteed by China Minsheng Bank Fuzhou Branch (b)	-	8,471
Total	$10,524	$8,471

(a)

In March 2024, Industrial Bank Fuzhou Branch issued bank acceptance notes payable in the aggregate principal amount of approximately $10.5 million (RMB75.0 million) to the Company with a due date of September 8, 2024. The Company was required to maintain restricted cash deposits of approximately $2.1 million (RMB15.0 million) in such bank, in order to ensure future credit availability. An aggregate of approximately $8.4 million (RMB60.0 million) of these bank acceptance notes were drawn down from Industrial Bank Fuzhou Branch’s credit line (Note 6).

(b)

In February 2023, the Company issued commercial acceptance notes payable in the aggregate principal amount of approximately $8.5 million (RMB60.0 million), which notes were to China Minsheng Bank Fuzhou Branch with a due date on February 6, 2024. The commercial acceptance notes were collateralized by the real estate property and the land use rights for such property located at Dapu village, Honglu Street, Fuqing City, Fuzhou City, Fujian Province, PRC, valued at approximately $8.0 million and $1.0 million, respectively, owned by the Company and were further guaranteed by Yongxu Liu, a shareholder, the CEO and Chairman of the Company, and his brother, Yongteng Liu. These notes were fully paid on January 30, 2024.

After repayment of the foregoing notes, the Company reissued commercial acceptance notes payable in the aggregate amount of approximately $8.4 million (RMB60.0 million) on January 30, 2024, and these commercial acceptance notes payable were fully paid on March 1, 2024.

6.	BANK LOANS

(a)	Short-term bank loans

The following table presents short-term bank loans from commercial banks as of June 30, 2024 and December 31, 2023:

	As of June 30, 2024	As of December 31, 2023

Bank of China Fuzhou Jin’an Branch	$11,225	$11,295
China Merchant Bank Fuzhou Branch	10,524	10,589
Xiamen International Bank Co., Ltd. Fuzhou Branch	7,016	7,059
Haixia Bank of Fujian Fuzhou Jin’an Branch	1,403	1,412
Shanghai Pudong Development Bank Co., Ltd. Fuzhou Branch	2,105	2,118
Industrial Bank Fuzhou Branch	2,231	2,245
Haixia Bank of Fujian Fuzhou Minjiang Branch	1,403	1,412
Total	$35,907	$36,130

SHENGFENG DEVELOPMENT LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

6.	BANK LOANS (CONTINUED)

(a)	Short-term bank loans (continued)

The movement of short-term bank loans is as follows:

	For the Six Months Ended June 30,
	2024	2023

Beginning balance	$36,130	$47,655
Additions	26,882	27,709
Repayments	(26,882)	(39,255)
Exchange rate effect	(223)	(1,248)
Total	$35,907	$34,861

Bank of China Fuzhou Jin’an Branch

On March 15, 2023, the Company entered into a short-term loan facility agreement with Bank of China Fuzhou Jin’an Branch, pursuant to which, a total facility of up to approximately $11.3 million (RMB80.0 million) was made available to the Company. The loan facility term was from March 15, 2023 to September 1, 2023. The short-term loans from this loan facility agreement are collateralized by the real estate property and the land use rights, valued at approximately $8.1 million in total, for such property located at No. 50, Sun Road, Wangting Town, Xiangcheng District, Suzhou, Jiangsu Province owned by the Company and guaranteed by Yongxu Liu, a shareholder, the CEO and Chairman of the Company. Pursuant to the loan facility agreement, the Company was required to maintain two financial covenants that: (i) its current debt ratio be no less than 0.85; and (ii) the aggregate of all debt balance be no more than approximately $56.5 million (RMB400,000,000), or 25%, of the annual revenue. The unpaid loan balances under prior loan facility agreements with the bank were transferred to this new loan facility agreement, according to the terms stated in a new loan facility agreement. During the fiscal year ended December 31, 2023, the Company drew down approximately $11.3 million (RMB80.0 million) under this loan facility agreement. During the six months ended June 30, 2024, the Company repaid approximately$11.3 million (RMB80.0 million)

On March 21, 2024, the Company entered into a loan facility agreement with Bank of China Fuzhou Jin’an Branch, pursuant to which an aggregate facility of up to approximately $11.2 million (RMB80.0 million) was made available to the Company. The loan facility term is available for the Company to draw down until July 27, 2024. The short-term loans from this loan facility agreement are collateralized by the real estate property and the land use rights, valued at approximately $7.9 million (RMB51.6 million) in total, for such property located at No. 50, Sun Road, Wangting Town, Xiangcheng District, Suzhou, Jiangsu Province owned by the Company and guaranteed by Yongxu Liu, a shareholder, the CEO and Chairman of the Company. Pursuant to the loan facility agreement, the Company must maintain two financial covenants that: (i) its liability/asset ratio shall be no more than 0.65 and current debt ratio shall be no less than 1.0; and (ii) the aggregate of all debt balance  shall be no more than approximately $56.1 million (RMB400,000,000) or 25% of the annual revenue. During the six months ended June 30, 2024, the Company drew down approximately $11.2 million (RMB80.0 million) under this loan facility agreement.

As of June 30, 2024, the Company was in compliance with the financial covenants stated in the loan facility agreement, and the loan balance under such loan facility agreement was approximately $11.2 million (RMB80.0 million), being fully withdrawn by the Company.

China Merchant Bank Fuzhou Branch

On June 5, 2023, the Company entered into a new loan facility agreement with China Merchant Bank Fuzhou Branch. Pursuant to such loan facility agreement, a total facility of up to an aggregate principal amount of approximately $10.6 million (RMB75.0 million) was made available to the Company. The loan facility available for the Company to withdraw from June 5, 2023 to June 4, 2025. The short-term loans that may be drawn under this loan facility agreement are collateralized by the real estate property and the land use rights for such property located at No. 50, Sun Road, Wangting Town, Xiangcheng District, Suzhou, Jiangsu Province, valued at approximately $1.7 million (RMB11.9 million) and $0.8 million (RMB5.8 million), respectively, owned by the Company, and are guaranteed by Yongxu Liu, a shareholder, the CEO and Chairman of the Company, and one of the VIE’s subsidiaries. The unpaid loan balance under the prior loan agreement with the bank of approximately $10.6 million (RMB75.0 million) was transferred to this new loan facility agreement according to the terms stated in the new agreement. During the fiscal year ended December 31, 2023, the Company repaid approximately$10.6 million (RMB75.0 million) and redrew approximately $10.6 million (RMB75.0 million) under this facility agreement.

During the six months ended June 30, 2024, the Company repaid approximately$10.6 million (RMB75.0 million) and redrew approximately $10.5 million (RMB75.0 million) under this facility agreement.

As of June 30, 2024, loan balance under such loan facility was approximately $10.5 million (RMB75.0 million).

SHENGFENG DEVELOPMENT LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

6.	BANK LOANS (CONTINUED)

(a)	Short-term bank loans (continued)

Xiamen International Bank Co., Ltd. Fuzhou Branch

On August 11, 2021, the Company entered into a loan facility agreement with Xiamen International Bank Co., Ltd. Fuzhou Branch pursuant to which a total facility of up to approximately $4.3 million (RMB30.0 million) was made available to the Company as a revolving loan facility for a three-year period (From August 13, 2021 to August 13, 2024) and each advance made thereunder was required to be repaid within 12 months from the corresponding draw down date. On August 19, 2021, the Company drew down approximately $4.3 million (RMB30.0 million) of the loan at a fixed interest rate of 5.6% per annum. This short-term loan was guaranteed by Yongxu Liu, a shareholder, the CEO and Chairman of the Company, the loan was fully repaid on August 9, 2022. On August 12, 2022, the Company drew down approximately $4.3 million (RMB30.0 million) of the loan at a fixed interest rate of 5.6% per annum. On August 12, 2023, the Company fully repaid this loan. On October 27, 2023 and December 26, 2023, the Company drew down approximately $2.8 million (RMB20.0 million) and $1.4 million (RMB10.0 million) of the loan at a fixed interest rate of 3.9% per annum. On August 6, 2024, the Company repaid approximately $4.2 million (RMB30.0 million) to the bank.

On April 8, 2022, the Company entered into a loan facility agreement with Xiamen International Bank Co., Ltd. Fuzhou Branch, pursuant to which a total facility of up to approximately $3.1 million (RMB20.0 million) was made available to the Company as a revolving loan facility for a two-year period from April 8, 2022 to April 8, 2024 and each advance made thereunder was required to be repaid within 12 months from the corresponding draw down date. On April 15, 2022, the Company drew down approximately $2.9 million (RMB20.0 million) of the loan at a fixed interest rate of 5.5% per annum. This short-term loan was guaranteed by Yongxu Liu, a shareholder, the CEO and Chairman of the Company. On April 15, 2023, the Company repaid approximately $2.9 million (RMB20.0 million) to the bank. On April 17, 2023, the Company drew down approximately $2.8 million (RMB20.0 million) of the loan at a fixed interest rate of 5.5% per annum. On April 8, 2024, the Company repaid approximately $2.8 million (RMB20.0 million) to the bank.

On April 10, 2024, the Company entered into a loan facility agreement with Xiamen International Bank Co., Ltd. Fuzhou Branch to replace the above two prior agreements, pursuant to which a total facility of up to approximately $7.0 million (RMB50.0 million) was made available to the Company as a revolving loan facility for a three-year period from April 10, 2024 to April 10, 2027 at a fixed interest rate of 3.9% per annum and each advance made thereunder was required to be repaid within 12 months from the corresponding draw down date. The unpaid loan balance under the prior loan agreements of approximately $4.2 million (RMB30.0 million) was transferred to this new loan facility agreement according to the terms stated in the new agreement. The short-term loans from this facility were guaranteed by Yongxu Liu, a shareholder, the CEO and Chairman of the Company. On April 11, 2024, the Company drew down approximately $2.8 million (RMB20.0 million).

As of June 30, 2024, the loan balance under such short-term loan facility was approximately $7.0 million (RMB50.0 million).

On August 6, 2024, the Company drew down approximately $4.2 million (RMB30.0 million).

SHENGFENG DEVELOPMENT LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

6.	BANK LOANS (CONTINUED)

(a)	Short-term bank loans (continued)

Haixia Bank of Fujian Fuzhou Jin’an Branch

On September 26, 2023, the Company entered into a short-term facility agreement with Haixia Bank of Fujian Fuzhou Jin’an Branch, pursuant to which a total facility of up to approximately $1.4 million (RMB10.0 million) was made available to the Company. The loan facility is available for the Company to withdraw from September 26, 2023 to September 26, 2024. The loan facility was guaranteed by Yongxu Liu, a shareholder, the CEO and Chairman of the Company and the VIE. In addition, the loan facility was further collateralized by 6 motor vehicles under Fuzhou Shengfeng Transportation Co., Ltd. On September 27, 2023, the Company drew down approximately $1.4 million (RMB10.0 million) of the loan at a fixed interest rate of 4.0% per annum.

As of June 30, 2024, the loan balance under such loan facility was approximately $1.4 million (RMB10.0 million).

Shanghai Pudong Development Bank Co., Ltd. Fuzhou Branch

On February 20, 2023, the Company entered into a short-term loan agreement with Shanghai Pudong Development Bank Co., Ltd. Fuzhou Branch for a principal amount of approximately $1.4 million (RMB10.0 million), at a fixed interest rate of 4.65% per annum. Such loan was guaranteed by Yongxu Liu, a shareholder, the CEO and Chairman of the Company, and Fuqing Shengfeng Logistics Co., Ltd. The loan was fully repaid on February 20, 2024.

On February 21, 2024, the Company entered into a new short-term loan agreement with Shanghai Pudong Development Bank Co., Ltd. Fuzhou Branch for a principal amount of approximately $1.4 million (RMB10.0 million) at a fixed interest rate of 4.0% per annum. Such loan was guaranteed by Yongxu Liu, a shareholder, the CEO and Chairman of the Company, and Fuqing Shengfeng Logistics Co., Ltd.

On December 27, 2023, the Company entered into a short-term loan agreement with Shanghai Pudong Development Bank Co., Ltd. Fuzhou Branch for a principal amount of approximately $0.7 million (RMB5.0 million) at a fixed interest rate of 4.0% per annum. Such loan was guaranteed by Yongxu Liu, a shareholder, the CEO and Chairman of the Company, and Fuqing Shengfeng Logistics Co., Ltd.

Industrial Bank Fuzhou Branch

On February 3, 2023, one of the VIE’s subsidiaries, Fuqing Shengfeng Logistics Co., Ltd., entered into a short-term loan facility agreement with Industrial Bank Fuzhou Huqian Sub-Branch, pursuant to which a total facility of up to approximately $0.8 million (RMB6.0 million) was made available until January 18, 2024 and advances made thereunder were required to be repaid within 12 months from the date each was drawn. Such facility wase guaranteed by Yongxu Liu, a shareholder, the CEO and Chairman of the Company, and Shengfeng Logistics. On February 7, 2023, Fuqing Shengfeng Logistics Co., Ltd. drew down approximately $0.8 million (RMB6.0 million) of the loan at a fixed interest rate of 3.7% per annum. The loan was fully repaid on January 11, 2024. On January 12, 2024, Fuqing Shengfeng Logistics Co., Ltd., drew down approximately $0.8 million (RMB6.0 million) of the loan at a fixed interest rate of 3.7% per annum.

On November 14, 2023, the Company entered into a loan facility agreement with Industrial Bank Co., Ltd. Fuzhou Branch, pursuant to which a total facility of up to approximately $1.4 million (RMB10.0 million) for a period from November 14, 2023 to November 15, 2025 was made available to the Company and each advance made thereunder was required to be repaid within 12 months from the corresponding draw down date. The short-term loans from this facility were guaranteed by Yongxu Liu, a shareholder, the CEO and Chairman of the Company. On November 20, 2023, the Company drew down approximately $1.4 million (RMB9.9 million) of loan at a fixed interest rate of 3.9% per annum for one year.

SHENGFENG DEVELOPMENT LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

6.	BANK LOANS (CONTINUED)

(a)	Short-term bank loans (continued)

On February 29, 2024, the Company entered into a loan facility agreement with Industrial Bank Co., Ltd. Fuzhou Branch to replace the prior two prior agreements. Pursuant to such new loan facility agreement, a total facility of up to an aggregate principal amount of approximately $17.5 million (RMB125.0 million) was made available to the Company. The loan facility is available for the Company to withdraw from February 29, 2024 to January 29, 2026 and each advance made thereunder is required to be repaid within 12 months from the corresponding draw down date. The loans that may be drawn under this loan facility agreement were collateralized by the real estate property and the land use rights for such property located at Dapu village, Honglu Street, Fuqing City, Fuzhou City, Fujian Province, PRC, valued at approximately $7.9 million and $1.0 million, respectively, owned by the Company and were further guaranteed by Yongxu Liu, a shareholder and the CEO and Chairman of the Company. The unpaid loan balance under the prior loan agreements of approximately $2.2 million (RMB15.9 million) was transferred to this new loan facility agreement, according to the terms stated in the new loan facility agreement.

As of June 30, 2024, the loan balance and commercial acceptance notes payable (Note 5) under such credit line was approximately $2.2 million (RMB15.9 million) and $8.4 million (RMB60.0 million), respectively, and the remaining credit line balance available was approximately $6.9 million (RMB49.0 million).

Haixia Bank of Fujian Fuzhou Minjiang Branch

On December 25, 2023, the Company entered into a short-term facility agreement with Haixia Bank of Fujian Fuzhou Minjiang Branch, pursuant to which a total facility of up to approximately $1.4 million (RMB10.0 million) was made available to the Company. The loan facility is available for the Company to withdraw from December 25, 2023 to December 25, 2024 and each advance made thereunder is required to be repaid within 12 months from the corresponding draw down date. The loan facility was guaranteed by Yongxu Liu, a shareholder, the CEO and Chairman of the Company. On December 25, 2023, the Company drew down approximately $1.4 million (RMB10.0 million) of the loan at a fixed interest rate of 3.8% per annum for one year period.

As of June 30, 2024, the loan balance under such loan facility was approximately $1.4 million (RMB10.0 million).

Fujian Fuzhou Rural Commercial Bank Co., Ltd. Yuefeng Branch

On August 27, 2024, the Company entered into a short-term loan agreement with Fujian Fuzhou Rural Commercial Bank Co., Ltd. Yuefeng Branch for a principal amount of $1.4 million (RMB10.0 million) at a fixed interest rate of 3.75% per annum. Such loan was guaranteed by Yongxu Liu, a shareholder, the CEO and Chairman of the Company, and Fujian Yunlian Shengfeng Industrial Co. Ltd.

(b)	Long-term bank loans

The following table presents long-term bank loans from commercial banks as of June 30, 2024 and December 31, 2023:

	As of June 30, 2024	As of December 31, 2023

Bank of China Ningde Branch	$9,160	$-
Long-term bank loans	$9,160	$-

Bank of China Ningde Branch

On December 7, 2023, one of the VIE’s subsidiaries, Ningde Shengfeng Logistics Co. Ltd. entered into a long-term credit line agreement with Bank of China Ningde Branch to support the construction capital for Ningde Smart Logistics Center, pursuant to which a total facility of up to approximately $22.6 million (RMB160.0 million) at a floating rate of interest, which interest rate shall be determined at the time funds are advanced, for 10 years was made available to Ningde Shengfeng Logistics Co. Ltd. This loan was collateralized by the land use rights located at Jinwan Road, Jiaocheng District, Ningde, Fujian Province amounted to approximately $6.0 million, and guaranteed by Shengfeng VIE, Fuzhou Puhui Technology Co., Ltd, a non-controlling shareholder of Ningde Shengfeng Logistics Co. Ltd., Lingjiao Miao, the controlling shareholder of Fuzhou Puhui Technology Co., Ltd, and Lingjiao Miao’s spouse. No funds were drawn down from such credit line as of December 31, 2023. During the six months ended June 30, 2024, approximately $9.2 million (RMB65.3 million) was drawn under this credit line agreement.

As of June 30, 2024, the loan balance under such loan facility was approximately $9.2 million (RMB65.3 million).

Subsequent to June 30, 2024, the Company further drew down approximately $3.8 million (RMB27.2 million).

SHENGFENG DEVELOPMENT LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

6.	BANK LOANS (CONTINUED)

(b)	Long-term bank loans (continued)

For the six months ended June 30, 2024 and 2023, the capitalized interest for the above bank loans was approximately $0.05 million and $nil, respectively. For the six months ended June 30, 2024 and 2023, the interest expense for the above bank loans was approximately $0.6 million and $0.8 million, respectively. The bank loans outstanding as of June 30, 2024 and December 31, 2023 carried a weighted average interest rate of approximately 3.49% and 4.08% per annum, respectively.

As of June 30, 2024, the Company had an aggregate credit line of approximately $71.6 million (RMB510 million) and approximately $51.5 million (RMB366.8 million) was used.

The repayment schedule for the bank loans is as follows:

Twelve months ending June 30,	Repayment
2025	$35,907
2026	229
2027	687
2028	1,030
2029	1,145
Thereafter	6,069
Total	$45,067

7.	ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As of June 30, 2024	As of December 31, 2023

Rental and freight logistics deposits received	$4,781	$4,286
Payables for long-term assets	481	1,326
Government subsidies	1,047	1,070
Contract liabilities	1,163	1,040
Consideration deposit received from a third party (a)	-	2,824
Advance from third party (a)	-	7,201
Others	425	507
Total	$7,897	$18,254
Less: accrued expenses and other current liabilities	(6,129)	(16,258)
Other non-current liabilities	$1,768	$1,996

(a)	On September 26, 2023, the Company entered into a shareholder agreement with a third party. Pursuant to the agreement: (i) the Company will develop the land together with the third party through SF Smart as a project management company. (ii) the third party will obtain 51% equity interest in Pingtan SF for a consideration of approximately $7.2 million (RMB51.0 million). (iii) the third party and the Company will advance approximately $7.2 million (RMB51.0 million) and $6.9 million (RMB49.0 million) to SF Smart, respectively, these advances are due on demand, bearing interest at the loan prime rate for one-year of the People’s Bank of China. As of December 31, 2023, the Company received the advance from this third party in full of approximately $7.2 million (RMB51.0 million) and the consideration deposit of approximately $2.8 million (approximately RMB20.0 million) for the equity interest. On January 12, 2024, the Company received the remaining equity consideration of approximately $4.4 million (RM31.0 million) from the third party. The transaction was completed on March 13, 2024.

SHENGFENG DEVELOPMENT LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

8.	LEASES

Operating leases as lessee

As of June 30, 2024 and December 31, 2023, the Company had operating leases recorded on its consolidated balance sheets for certain office spaces and warehouses that expire on various dates through 2032. The Company terminated leases for certain facilities with lower usage. The termination of the leases reduced operating ROU assets of approximately $0.6 million and operating lease liabilities of approximately $0.6 million, respectively, during such periods. The Company does not plan to cancel the remaining existing lease agreements for its existing facilities prior to their respective expiration dates. When determining the lease term, the Company considers options to extend or terminate the lease when it is reasonably certain that it will exercise or not exercise that option. The Company’s lease arrangements may contain both lease and non-lease components. The Company has separately accounted for lease and non-lease components based on their nature. Payments under the Company’s lease arrangement are fixed.

The following table shows ROU assets and lease liabilities, and the associated financial statement line items:

	As of June 30, 2024	As of December 31, 2023

Assets
Operating lease right-of-use assets, net	$15,832	$18,020

Liabilities
Operating lease liabilities, current	$5,494	$6,315
Operating lease liabilities, non-current	$9,544	$10,899

Weighted average remaining lease term (in years)	4.50	4.67
Weighted average discount rate (%)	5.84	5.84

Information related to operating lease activities during the six months ended June 30, 2024 and 2023 is set forth below:

	For the Six Months Ended June 30,
	2024	2023
Operating lease right-of-use assets obtained in exchange for lease liabilities	$1,023	$1,725

Operating lease expense
Amortization of right-of-use assets	3,105	4,515
Interest of lease liabilities	494	694
Total	$3,599	$5,209

Maturities of lease liabilities were as follows:

Lease Liabilities
Twelve months ending June 30,
2024	$5,669
2025	4,070
2026	1,863
2027	1,730
2028	1,060
Thereafter	2,861
Total lease payments	17,253
Less: imputed interest	(2,215)
Total	$15,038

SHENGFENG DEVELOPMENT LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

9.	TAXES

(a)	Corporate Income Taxes (“CIT”)

Cayman Islands

Under the current tax laws of Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the Company’s subsidiaries incorporated in Hong Kong are subject to two-tier profit tax rates. The profits tax rate for the first HKD 2 million of assessable profits of a corporation will be subject to the lowered tax rate, 8.25%, while the remaining assessable profits will be subject to the legacy tax rate, 16.5%. Additionally, payments of dividends by the subsidiaries incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax. The Company did not make any provision for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong since inception.

PRC

The Company’s PRC subsidiary, the VIE and the VIE’s subsidiaries are governed by the income tax laws of the PRC and the income tax provision in respect to operations in the PRC is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Enterprise Income Tax Laws of the PRC (the “EIT Laws”), domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on case-by-case basis. The total impact of preferential tax rates amounted to approximately $0.7 million and $0.5 million for the six months ended June 30, 2024 and 2023, respectively and the impact to EPS is not significant for the six months ended June 30, 2024 and 2023.

Under the PRC Income Tax Laws, an enterprise which qualifies as a High and New Technology Enterprise (“the HNTE”) is entitled to a preferential tax rate of 15% provided it continues to meet HNTE qualification standards on an annual basis. Beijing Shengfeng Supply Chain Management Co., Ltd., as an HNTE, is entitled to a preferential tax rate of 15% from 2020 to 2025. Beijing Tianyu Shengfeng e-commerce Technology Co. Ltd., as an HNTE, was entitled to a preferential tax rate of 15% from 2021 to 2023, to the extent it had taxable income under the EIT Laws for such three-year period. Shengfeng Supply Chain Management Co. Ltd. was eligible to enjoy a preferential tax rate of 15% from 2020 to 2022, an HNTE, which period was further extended to 2025, and which entity will continue to do so to the extent it has taxable income under the EIT Laws, due to the local preferential tax policy.

Several subsidiaries and the VIE’s subsidiaries, including Chengdu Shengfeng Supply Chain Management Co., Ltd., Shengfeng Logistics (Liaoning) Co., Ltd., Shengfeng Logistics (Guangxi) Co., Ltd., etc., are qualified as small and micro enterprises, thus, the preferential effective tax rates of 2.5%-5% are applied to these entities.

Sichuan Shengfeng Logistics Co., Ltd. is eligible to enjoy a preferential tax rate of 15% to 2030 to the extent it has taxable income under the EIT Laws due to encouraging tax policy by in the western region.

i)	The components of income (loss) before income taxes are as follows:

	For the Six Months Ended June 30,
	2024	2023

Non-PRC	$(176)	$(252)
PRC	5,825	8,124
Total	$5,649	$7,872

SHENGFENG DEVELOPMENT LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

9.	TAXES (CONTINUED)

(a)	Corporate Income Taxes (“CIT”) (continued)

ii)	The components of the income tax provision are as follows:

	For the Six Months Ended June 30,
	2024	2023

Current	$430	$709
Deferred	207	700
Total	$637	$1,409

iii)	The following table reconciles PRC statutory rates to the Company’s effective tax rate:

The following table reconciles the China statutory rates to the Company’s effective tax rate for the six months ended June 30, 2024 and 2023:

	For the Six Months Ended June 30,
	2024	2023

PRC statutory income tax rate	25.0%	25.0%
Effect of preferential tax rates (1)	(12.7)%	(5.7)%
Eligible additional deduction (2)	(3.1)%	(2.9)%
Impact of different tax rates in other jurisdictions	0.8%	0.8%
Non-taxable and exemptions	0.1%	(0.5)%
Permanent differences (3)	1.2%	1.2%
Effective income tax rate	11.3%	17.9%

(1)	Preferential tax rates for small and micro enterprises and high-tech entities.
(2)	Eligible additional deduction mainly consisted of research and development super deduction and disabled staff super deduction.
(3)	Permanent differences mainly consisted of non-deductible meal and entertainment fees in PRC tax returns.

iv)	The following table summarizes deferred tax assets and liabilities resulting from differences between financial accounting basis and tax basis of assets and liabilities:

	As of June 30, 2024	As of December 31, 2023
Deferred tax assets:
Net operating losses carryforward	$543	$609
Allowance for credit losses	880	913
Deferred income (a)	262	267
Intangible assets (b)	175	155
Operating lease liabilities	3,470	4,303
Deferred tax assets	$5,330	$6,247

Deferred tax liabilities:
Operating lease right-of-use assets	$3,509	$4,254
Property and equipment (c)	47	-
Deferred tax liabilities	$3,556	$4,254

SHENGFENG DEVELOPMENT LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

9.	TAXES (CONTINUED)

(a)	Corporate Income Taxes (“CIT”) (continued)

(a)	Deferred income represents the assets related government subsidies, which will amortize on a straight-line basis within the useful life of related assets. The tax basis is recognized when the Company received the subsidies.

(b)	Intangible assets represents the amortization temporary difference of licensed software. Management uses 10 years useful life as the tax basis, which is different from the 5 years useful life in accounting basis.

(c)	Property and equipment represents the amortized temporary difference between the tax basis and the accounting basis.

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the cumulative earnings and projected future taxable income in making this assessment. Recovery of substantially all of the Company’s deferred tax assets is dependent upon the generation of future income, exclusive of reversing taxable temporary differences. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are recoverable, valuation allowances of nil were provided for certain of the Company’s subsidiaries with net operating loss carryforwards as of June 30, 2024 and December 31, 2023. As of June 30, 2024 and December 31, 2023, there were approximately $2.8 million and $2.8 million PRC net operating loss carryforwards in certain subsidiaries, respectively. Most of the net operating tax loss carryforwards will expire from fiscal year 2024 to 2028.

Uncertain tax positions

According to the PRC Tax Administration and Collection Law, the statute of limitation is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitation is extended to five years under special circumstances where the underpayment of taxes is more than RMB100. In the case of transfer pricing issues, the statute of limitation is 10 years. The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of June 30, 2024 and December 31, 2023, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur interests and penalties tax for the six months ended June 30, 2024 and 2023.

(b)	Tax payable

Tax payable consisted of the following:

	As of June 30, 2024	As of December 31, 2023

Value-added tax payable	$2,559	$1,665
Income tax payable	383	343
Other taxes payable	239	270
Total	$3,181	$2,278

SHENGFENG DEVELOPMENT LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

10.	EQUITY

Ordinary shares

The Company was established as a holding company under the laws of Cayman Islands on July 16, 2020. The original authorized number of ordinary shares is 50,000 shares with par value of US$1.00 per share. On December 18, 2020, the Company amended the Memorandum of Association to increase the authorized share capital to 400,000,000 Class A ordinary shares and 100,000,000 Class B ordinary shares and reduced the par value to US$0.0001 per share.

Initial Public Offering

On April 4, 2023, the Company completed its initial public offering (the “IPO”) of 2,400,000 Class A ordinary shares at a public offering price of $4.00 per share. The gross proceeds were $9.6 million from the offering, before deducting underwriting discounts and other related expenses. The Company received approximately $8.5 million after deducting offering costs.

Underwriter’s Warrants

In connection with the IPO, the Company issued to Univest Securities, LLC, and its affiliates, as the representative of the underwriters, warrants that are exercisable for a period of one year after the effective date of the registration statement, entitling the holders of the warrants to purchase an aggregate of up to 144,000 Class A ordinary shares at a per share price of $4.46. Management determined that these warrants meet the requirements for equity classification under ASC 815-40 because they are indexed to the Company’s Class A ordinary shares and meet the requirements for equity classification. The warrants were recorded at their fair value on the date of grant as a component of shareholders’ equity. The fair value of these warrants was $368,454, which was considered a direct cost of IPO and included in additional paid-in capital. The fair value has been estimated using the Black-Scholes pricing model with the following weighted-average assumptions: market value of underlying share of $4.05, risk free rate of 4.5%; expected term of one year; exercise price of the warrants of $4.46, volatility of 183.5%; and expected future dividends of nil. On October 19, 2023, the underwriters opted to exercise all warrants on a cashless basis. On October 25, 2023, the Company issued 97,513 Class A ordinary shares to the underwriters.

As of June 30, 2024 and December 31, 2023, 40,617,513 Class A ordinary shares and 41,880,000 Class B ordinary shares were issued and outstanding. The shares are presented on a retroactive basis to reflect the recapitalization.

Non-controlling interests

For the six months ended June 30, 2024, one of the non-controlling shareholders made capital contributions totaling approximately $1.0 million to the Company. For the fiscal year ended December 31, 2023, one of the non-controlling shareholders made capital contributions totaling approximately $0.6 million to the Company.

Statutory reserves

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. The statutory reserve as determined pursuant to PRC statutory laws totaled approximately $4.9 million and $4.9 million as of June 30, 2024 and December 31, 2023, respectively.

SHENGFENG DEVELOPMENT LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

10.	EQUITY (CONTINUED)

Restricted assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiary. Relevant PRC statutory laws and regulations permit payments of dividends by Shengfeng WFOE and its subsidiaries, Shengfeng VIE and its subsidiaries (collectively “Shengfeng PRC entities”) only out of retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the accompanying consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of Shengfeng PRC entities.

Shengfeng PRC entities are required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, Shengfeng PRC entities may allocate a portion of their after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at their discretion. Shengfeng PRC entities may allocate a portion of their after-tax profits based on PRC accounting standards to a discretionary surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by State Administration of Foreign Exchange.

As a result of the foregoing restrictions, Shengfeng PRC entities are restricted in their ability to transfer their assets to the Company. Foreign exchange and other regulation in the PRC may further restrict Shengfeng PRC entities from transferring funds to the Company in the form of dividends, loans and advances. As of June 30, 2024 and December 31, 2023, amounts restricted are the paid-in-capital and statutory reserve of Shengfeng PRC entities, which amounted to approximately $87.1 million and $87.1 million, respectively.

11.	COMMITMENTS AND CONTINGENCIES

(a)	Contingencies

The Company is subject to legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome arising out of any such matters will have a material adverse effect on our consolidated financial position, cash flows or results of operations on an individual basis or in the aggregate. As of June 30, 2024, the Company had various legal proceedings or disputes in aggregate of $0.7 million (RMB5.3 million) related to the customers, suppliers, labor contracts and traffic accidents, which were still pending court decisions. Approximately $0.5 million (RMB3.8 million) was frozen in a bank due to the pending lawsuits, which amount was included in restricted cash as of June 30, 2024. As of the date of these unaudited condensed consolidated financial statements, the above-mentioned amount is still frozen in bank and the other legal proceedings or disputes have no material impact on the Company’s business or financial performances.

(b)	Variable interest entity structure

It is the opinion of management that (i) the corporate structure of the Company is in compliance with existing PRC laws and regulations; (ii) the Contractual Arrangements are valid and binding, and do not result in any violation of PRC laws or regulations currently in effect; and (iii) the business operations of Tianyu and the VIE are in compliance with existing PRC laws and regulations in all material respects.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the Company cannot be assured that PRC regulatory authorities will not ultimately take a contrary view to the foregoing opinion of the Company’s management. If the current corporate structure of the Company or the Contractual Arrangements is found to be in violation of any existing or future PRC laws and regulations, the Company may be required to restructure its corporate structure and operations in the PRC to comply with changing and new PRC laws and regulations. In the opinion of management, the likelihood of loss in respect of the Company’s current corporate structure or the Contractual Arrangements is remote, based on current facts and circumstances.

12.	SUBSEQUENT EVENTS

The Company evaluated all events and transactions that occurred after June 30, 2024 up through the date the Company issued these unaudited condensed consolidated financial statements, for disclosure or recognition in the unaudited condensed consolidated financial statements of the Company as appropriate.